Exhibit 99.1

For Immediate Release

YY Group Secures Strategic Entry into Thailand with Completion of YY Circle Thailand Share Transfer

SINGAPORE, June 3, 2025 — YY Group Holding Limited (NASDAQ: YYGH) (“YY Group,” “YYGH,” or the “Company”), a global leader in on-demand workforce solutions and integrated facility management (IFM), is pleased to announce the successful completion of the share transfer of YY Circle Thailand on June 1, 2025.

This milestone marks a significant step in YY Group’s strategy to expand its presence in Southeast Asia’s dynamic economies. YY Circle Thailand is now officially part of YY Group’s portfolio, providing an enhanced platform to address workforce demands in Thailand’s vibrant casual labor market, valued at approximately THB170 billion (US$5 billion) annually.

The completion of the transaction ensures a seamless transition, with Jirapat Haetanurak, the Country Director of YY Circle Thailand, will remain with YY Circle Thailand and continue to lead local operations. Jirapat’s leadership will be instrumental in leveraging local expertise while integrating YY Group’s innovative technology and operational strategies.

“Finalizing this acquisition is a pivotal moment for YY Group as we deepen our commitment to addressing the needs of Thailand’s workforce and businesses,” said Mike Fu, Chief Executive Officer and Executive Director at YY Group Holding Limited. “Through YY Circle Thailand, we aim to deliver cutting-edge solutions that empower businesses to adapt to workforce challenges while creating value for casual laborers.”

Thailand’s gig economy, driven by sectors such as hospitality, retail, and logistics, presents growing opportunities for flexible and scalable workforce solutions. YY Circle Thailand will enable businesses to thrive in this evolving landscape by connecting them with a reliable, technology-driven platform for on-demand talent.

“Joining YY Group marks the beginning of an exciting chapter for YY Circle Thailand,” said Jirapat Haetanurak. “Together, we will bring innovative solutions to the Thai market, driving operational efficiency and creating opportunities for growth.”

This successful acquisition underscores YY Group’s strategic focus on localized solutions and sustainable growth, reinforcing its position as a leader in workforce innovation across Asia.

Safe Harbor Statement

This press release contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. Statements that are not historical facts, including statements about YY Group Holding Limited’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, and several factors could cause actual results to differ materially from those contained in any forward-looking statement. These factors include, but are not limited to, (i) the gig economy and casual labor market in Thailand, (ii) capital and credit market volatility, (iii) local and global economic conditions, (iv) our anticipated growth strategies, (v) governmental approvals and regulations, and (vi) our future business development, results of operations, and financial condition. In some cases, forward-looking statements can be identified by words or phrases such as “may,” “will,” “expect,” “anticipate,” “target,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. All information provided in this press release is as of the date of this press release, and YY Group Holding Limited undertakes no duty to update such information, except as required under applicable law.

About YY Circle:
YY Circle is a leading provider of interactive social networking solutions, dedicated to connecting individuals through innovative technology. With a focus on user experience and community engagement, YY Circle aims to foster meaningful connections and empower individuals worldwide.

About YY Holdings Limited:
YY Group Holding Limited (Nasdaq: YYGH) is a Singapore-headquartered, technology-enabled platform providing flexible, scalable workforce solutions and integrated facility management (IFM) services across Asia and beyond. The Group operates through two core verticals: on-demand staffing and IFM, delivering agile, reliable support to industries such as hospitality, logistics, retail, and healthcare.

Leveraging proprietary digital platforms and IoT-driven systems, YY Group enables clients to meet fluctuating labor demands and maintain high-performance environments. In addition to its core operations in Singapore and Malaysia, the Group maintains a growing presence in Southeast Asia, Europe, and the Middle East.

Listed on the Nasdaq Capital Market, YY Group is committed to service excellence, operational innovation, and long-term value creation for clients and shareholders.

For more information on the Company, please log on to https://yygroupholding.com/.

Investor Contact

Phua Zhi Yong, Chief Financial Officer

YY Group

Enquiries@yygroupholding.com

Mark Niu, Chief Strategy Officer,

YY Group

mark.niu@yygroupholding.com

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